Exhibit 12.1
GENERAL MOTORS FINANCIAL COMPANY, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012
COMPUTATION OF EARNINGS:
Income before income taxes and equity income	$891	$721	$815	$883	$744
Fixed charges	2,118	1,609	1,402	724	319
	$3,009	$2,330	$2,217	$1,607	$1,063
COMPUTATION OF FIXED CHARGES:
Fixed charges:(a)
Interest expense(b)	$2,108	$1,600	$1,393	$717	$315
Implicit interest in rent	10	9	9	7	4
	$2,118	$1,609	$1,402	$724	$319

RATIO OF EARNINGS TO FIXED CHARGES	1.4X	1.4X	1.6X	2.2X	3.3X
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(a)
For purposes of such computation, the term "fixed charges" represents interest expense, including amortization of debt issuance costs, and a portion of rentals representative of an implicit interest factor for such rentals.

(b)	For 2015, 2014, 2013, and 2012 interest expense excludes $(16) million, $(33) million, $(4) million and $32 million of purchase accounting adjustments.